UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 14, 2025, ProQR Therapeutics N.V. (“ProQR” or the “Company”) issued a press release titled “ProQR Strengthens Leadership with Appointments of CFO and CMO to Support Next Phase of Growth,” announcing the appointments of Dennis Hom, as the Company’s Chief Financial Officer, and Cristina Lopez Lopez, M.D., Ph.D., as the Company’s Chief Medical Officer. In connection with the appointments, Jurriaan Dekkers, the Company’s current Chief Financial Officer, and René Beukema, the Company’s Chief Corporate Development Officer and General Counsel, will be stepping down from their respective roles and will remain with ProQR during a transitional period to ensure continuity. Mr. Beukema will also resign as an executive director of the Company’s Board of Directors and any committees thereof. Such resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ProQR hereby incorporates by reference the information contained herein into ProQR’s registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, File No. 333-263166 and File No. 333-285767).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: April 14, 2025	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated April 14, 2025.